

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

November 4, 2009

Jon E. Bortz
President & Chief Executive Officer
Pebblebrook Hotel Trust
10319 Westlake Drive, Suite 112
Bethesda, Maryland 20817

      Re: Pebblebrook Hotel Trust
              Registration Statement on Form S-11
              Filed October 9, 2009
              File No. 333-162412

Dear Mr. Bortz:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you intend to elect to be taxed as a REIT and it appears that you have not yet identified uses of proceeds for a significant amount of the net proceeds and have not identified assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a "blind-pool" offering. Accordingly, as applicable, please provide the disclosures required by Industry Guide 5 or advise us why this is not appropriate. See Securities Act Release 33-6900 (June 17, 1991). In particular, please provide us with an analysis regarding why prior performance information is not applicable to you.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3. We note your disclosure on page 4 and elsewhere that you may consider acquiring outstanding debt secured by a hotel or resort property from lenders and investors if you believe you can foreclose on or acquire ownership of the property in the near-term. Please provide the staff with a detailed analysis as to why your proposed business and investment strategy will not cause you, or any of your subsidiaries, to become, an "investment company" within the meaning of Section 3 of the Investment Company Act of 1940. Please note that we will refer your response to the Division of Investment Management for further review.

4. Please provide us with copies the relevant portions of any study, report or book that you cite or on which you rely. Please mark the materials to specifically identify the portions that support your disclosure. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement. For example only, we note the following statements and charts:

    ▪   "Real Capital Analytics estimates the aggregate value of hotel properties . . . ," pages 1 and 36;

    ▪   "According to Standard & Poor's, hotel-related commercial mortgage-backed securities . . . ," page 2;

    ▪   "The following chart shows the increasing delinquency rates and amounts of hotel CMBS since November 2008," page 36;

    ▪   "Hotel CMBS Fixed-Rate and Floating-Rate Final Maturities," page 37;

    ▪   "U.S. Hotel Transaction Volume (1995–June 30, 2009)," page 38;

    ▪   "RevPAR decreased over the same periods . . . according to JLLH," page 39;

    ▪   "U.S. Hotels and U.S. Urban Hotels RevPAR Growth Comparison," page 40; and

    ▪   "According to JLLH, new room supply growth is projected . . . ," page 42.

5. We note the disclosure on page 32 that you obtained certain data from publically available materials published by Jones Lang LaSalle Hotels. We further note your disclosure on page 51 that Jon E. Bortz, your president, chief executive officer and trustee, founded the Hotel Investment Group of Jones Lang LaSalle Incorporated. Please tell us whether you, Mr. Bortz or any affiliate has any continuing relationship or affiliation with Jones Lang LaSalle Hotels.

6. We note your use of the following terms: "upper upscale" and "upscale select-service hotels." Please revise to explain the meaning of these terms or provide definitions.

7. Please update your prospectus to provide the general terms of your governing documents as well as to state when your operating partnership, Pebblebrook Hotel, L.P., is expected to be formed.

Cover Page

8. The cover page should contain only information required by Item 501 or that is key information. Please revise accordingly and confirm that the cover page will not exceed one page in length. Refer to Item 501(b) of Regulation S-K.

Prospectus Summary, page 1

9. Please clearly identify your promoter as Mr. Bortz in this section. To the extent there are other promoters, please disclose as such. Please refer to Item 11(d) of Form S-11.

10. We note your statement on page 3 that you expect to have a certain amount available for investment without the burden and distraction of any legacy operating or leverage issues. Please explain what you mean by this statement and clarify, if true, that you intend to leverage your investments.

Business Strategy, page 3

11. We note your statement on page 5 that if the lodging industry fundamentals do not improve, you expect your ability to execute your business strategy and your operating results may be adversely affected. Please revise your disclosure to clarify when and how you expect the lodging industry fundamentals to improve and how this impacts your business strategy.

12. We note that you intend to enter into flexible management contracts with third party hotel management companies. Please revise your disclosure to briefly describe the terms of typical management contracts, describe how the terms of "flexible" management contracts would differ and discuss whether there are any increased costs or additional risks with such contracts.

Summary Risk Factors, page 5

13. We note that several risks may result in your operating results or business being adversely impacted or affected. Replace this, and similar language, with specific disclosure of how you, your business, financial condition and results of operation would be affected.

14. We note that your hotel management agreements will require you to bear the operating risks of your hotel properties. Please revise to briefly describe these operating risks and clarify whether there any limits to the expenses for which you may be responsible.

15. Please add a risk factor that describes the risk to you as a result of the current economic conditions and how such conditions have impacted the hotel industry.

Risk Factors, page 10

16. We note that several risk factor subheadings merely state general facts about your business. For example, we note the following subheadings:

   - "We will rely on third-party management companies to operate our hotels," page 11;

   - "Our management agreements could affect the sale or financing of hotel properties," page 12;

   - "We may from time to time make distributions to our shareholders in the form of our common shares," page 15;

   - "Current economic conditions may adversely affect the lodging industry," page 15; and

   - "Provisions of Maryland law may limit the ability of a third party to acquire control of us," page 23.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to understand the risk as it specifically applies to you.

17. Each risk factor should contain a single, discreet risk. We note that several of your risk factors present multiple risks. For example, please revise the following risk factors:

   ▪ "Our ability to make distributions to our shareholders may be affected by factors in the lodging industry," page 16; and

   ▪ "Noncompliance with governmental regulations could adversely affect our operating results," page 20.

Capitalization, page 34

18. Please revise your characterization of the table as being cash and cash equivalents and capitalization as of October 7, 2009.

Our Distribution Policy, page 35

19. Please revise to clarify when you intend to initiate distributions. Also, please revise to clarify if you have the ability to make distributions from sources other than cash from operations, including offering or debt proceeds. As applicable, please include risk factor disclosure regarding your ability to make distributions from sources other than cash flow.

Our Business, page 36

20. We note that throughout the prospectus, you reference your "management team" that is led by Mr. Bortz. It appears that your only employee is Mr. Bortz. Please revise throughout the prospectus, including the risk factor on page 11, to clarify, if true, that you currently do not have a management team other than Mr. Bortz. Furthermore, please clarify when you expect to hire additional employees and how many employees will be part of the management team.

21. Please disclose if you plan to have a website for your business.

Business Strategy and Investment Criteria, page 44

22. Please disclose the names of the 20 largest U.S. cities in which you intend to invest in hotel properties and discuss whether you intend to acquire a geographically diverse portfolio. In addition, please provide examples of "select, unique" destination markets in which you may invest.

23. Please disclose why you plan to emphasize acquiring properties in major coastal markets.

24. Please explain in more detail management's basis for the belief that upscale full-service hotels and resorts and upscale select-service hotels located in major U.S. urban cities are "likely to generate more favorable returns on investment in the lodging industry" than other types of hotels. In addition, please balance such disclosure with a discussion of how luxury and upscale hotel properties have been more severely impacted in the current economy than previous downturns.

25. We note your discussion of seasonality on page 48. Please include a discussion about the effect of seasonality on your proposed business in this section.

Financing Strategies, page 45

26. We note that you anticipate arranging and utilizing a revolving credit facility to fund future acquisitions and other requirements. To the extent that the relevant terms of such facility is known prior to the effectiveness of your offering, please provide such terms including amounts available to you, interest, maturity date, collateral requirements (if any), and any other material terms.

27. Please disclose whether your Declaration of Trust or other governing documents provide for a limitation in the amount of leverage that may be used to acquire properties. To the extent that there is a limitation, please disclose that amount. In addition, please clarify whether your intended limitation with respect to EBITDA will be applicable as you initially start to acquire hotel properties.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Liquidity and Capital Resources, page 47

28. Please disclose in this section that your chief executive officer, Mr. Bortz, will be reimbursed the costs and expenses associated with your formation and this offering. Please clarify if there is a formal, written agreement that requires Mr. Bortz to pay for the offering costs and requires you to reimburse him that amount. Furthermore, please include an estimate of the costs associated with your formation and this offering.

Our Principal Shareholders, page 62

29. Please include the 1,000 common shares currently owned by Mr. Bortz in the table itself. As applicable, you may include a footnote that states that such shares will be repurchased by the company upon completion of the offering.

Our Operating Partnership and the Partnership Agreement, page 74

Redemption Rights, page 75

30. We note that your future limited partnership interests are redeemable at the option of the holder. Please explain to us and enhance your financial statement disclosure to discuss how you intend to account for your redeemable common stock in accordance with paragraphs 480-10-25 and 480-10-S99 of the FASB Accounting Standards Codification ("FASB ASC").

Material Federal Income Tax Considerations, page 78

31. We note your statement that Hunton & Williams LLP is expected to render an opinion that you are organized in conformity with the requirements for qualification and taxation as a REIT. Please revise your disclosure prior to effectiveness that counsel has rendered such opinion.

Part II. Information Not Required In Prospectus, page II-1

Item 33. Recent Sales of Unregistered Securities, page II-1

32. Please disclose the factual basis to meet the exemption claimed for the issuance of securities to Mr. Bortz. Please refer to Item 701(d) of Regulation S-K.

Item 36. Financial Statements and Exhibits, page II-2

33. Please submit all exhibits as promptly as possible. Please also consider providing us with drafts of your legality and tax opinions with your amendment. Note that we will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573, or Kevin Woody, Accounting Branch Chief, at (202) 551-3629, if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: David C. Wright, Esq.
    Hunton & Williams, LLP
    Via facsimile (804) 788-8218